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Steven L. Pottle	Direct Dial: 404-881-7554	E-mail: steve.pottle@alston.com
May 15, 2009
VIA EDGAR AND OVERNIGHT COURIER
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Allion Healthcare, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-17821
     On behalf of our client, Allion Healthcare, Inc. (“Allion”), we are responding to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated May 5, 2009, with regard to the above-referenced filing. Pursuant to a conversation on May 13, 2009 with Mr. John Archfield of the Staff, we understand that the Staff has agreed to extend Allion’s deadline for responding to the Staff’s May 5, 2009 letter until June 9, 2009.
     If you have questions or concerns about the foregoing, please do not hesitate to call me at (404) 881-7554.
Best regards,
/s/ Steven L. Pottle
Steven L. Pottle

cc:	Russell J. Fichera
SLP:see

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